Exhibit 99.2

Genius Group Announces 2024 Financial Results, 303% NAV Growth

Increase in Net Asset Value (NAV) to $79.4 million from $19.7 million in 2023.

SINGAPORE, April 30, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, announced today its financial results for the year ended December 31, 2024.

Business Highlights for Fiscal 2024

●	As a result of the restructured financials due to the failed asset purchase agreement currently the subject of arbitration and the RICO lawsuit filed by the Company, 2024 audited revenue of $7.9 million compared to $23.1 million in 2023.
●	5.8 million students and users compared to 5.5 million in 2023.
●	Reduction in cost of revenue to $5.3 million from $11.1 million in 2023.
●	Gross profit of $2.6 million compared to $11.9 million in 2023.
●	Reduction in operating expenses to $32.7 million from $48.3 million in 2023.
●	Reduction in operating loss to $30.1 million from $36.1 million in 2023.
●	Total comprehensive loss of $25.0 million compared to $5.9 million in 2023.
●	Adjusted EBITDA loss of $13.0 million compared to $13.2 million in 2023.
●	Increase in total assets to $101.0 million from $43.2 million in 2023.
●	Reduction in total liabilities to $21.6 million from $23.5 million in 2023.
●	Increase in Net Asset Value (NAV) to $79.4 million from $19.7 million in 2023.

Additional information with respect to the Company’s business, operations and financial condition for the year ended December 31, 2024 is contained in the Company’s Annual Report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and available on the Company’s website at www.geniusgroup.ai

Roger James Hamilton, Founder and CEO of Genius Group, commented “2024 was a year of significant change for Genius Group, with the Company involved in a series of corporate and legal actions to defend our shareholders’ interests.”

“Despite these challenges, the Company ended the year with a significantly stronger balance sheet. We are now focused in 2025 on building our core business of AI-powered, entrepreneurial education to profitability, whilst empowering our legal team to defend the company and pursue damages against various parties which currently amount to over $700 million.”

Financial Guidance for 2025

Genius Group is growing its AI-Powered Genius Academy and Genius School platform, and scaling its Genius City model with a focus on cash positive operations. The Company is providing guidance of $10 to $13 million in revenue and $0.2 to $1.0 million in positive EBITDA in 2025, whilst continuing to build strength in its balance sheet and positive outcomes in its legal cases.

Recent Developments in 2025

Subsequent to December 31, 2024, the Company has faced legal blocks that are impacting its operating business and growth plans that it is fighting vigorously against to protect is business and shareholders. These have been previously reported in the Company’s filings, and the Company’s guidance is based on an anticipated positive outcome in these proceedings:

●	In January 2025, the Company proceeded with arbitration with Fatbrain AI (LZGI), with the Company’s shares related to the LZGI asset purchase agreement subject to a mutually agreed Preliminary Injunction (PI).
●	The Company continued to strengthen its balance sheet with the growth of its Bitcoin Treasury to 440 Bitcoin.
●	In February 2025, LZGI subsequently filed an additional PI to enjoin the Company from selling shares, raising shareholder funds and buying Bitcoin. This was granted by the United States Court for the Southern District, first as a Temporary Restraining Order (TRO) in February, 2025 and then as a PI in March, 2025.
●	The Company filed multiple letters and motions to the court explaining that the TRO and PI did not maintain the status quo pending arbitration, that they were based on false statements designed to defraud the court, and the intent of the filing of the TRO and PI was to extort further money from Genius.
●	As of today’s date, the PI has remained in effect. The Company has subsequently filed an appeal with the Second Circuit, and a hearing has been granted and scheduled for early May.
●	In relation to the Company’s allegations of fraud and extortion, on March 31, 2024, the Company filed a lawsuit against Peter Ritz and Michael Moe as the controlling officers and directors of LZGI International, Inc (“LZG”) under the Racketeer Influenced and Corrupt Organizations Act (RICO), in the United States District Court, Southern District of Florida, seeking over $450 million in damages caused by the defendants to Genius Group.
●	Due to the current legally imposed restrictions which are impacting the Company’s ability to fund and grow its operations, the Company took a series of actions in April, 2025 to lower the risk of being blocked further from conducting the normal operations of its business as per the wishes, consent and authorizations of its shareholders and Board:

●	The Company returned the custody of its Bitcoin from the United States, where it has been held as collateral for the Company’s Bitcoin loans, to Singapore where the Company is registered and headquartered.
●	The Company repaid all of its Bitcoin loans, making repayment in full of $20.9 million in order to release the Bitcoin from custody in the United States and transfer to Singapore. The Company is now debt free.
●	The Company dramatically reduced its Bitcoin holdings from 440 Bitcoin to 66 Bitcoin, for the period during which it remains blocked from raising funds or buying Bitcoin, with the possibility the Company may need to sell all of its Bitcoin in order to convince the court to extinguish the PI. The cash in its treasury is also being held in Singapore.

●	The ongoing damages caused by the alleged fraud and extortion on the Company are being added to the damages the Company is seeking to recover.
●	The Company has also received an update on the lawsuit led by Christian Attar related to alleged naked short selling and spoofing of Genius Group’s shares, with alleged damages previously calculated at between $251 million and $263 million. Wes Christian of Christian Attar has reported to the Company that they anticipate calculations on updated damages will be completed and the complaint is anticipated to be filed in May 2025.
●	These issues are ongoing, and are imposing continuing damages and risk to the Company’s operations. The Company’s legal team is dedicated towards achieving positive outcomes in its legal cases and will continue to take decisive actions against bad actors to protect the Company and shareholders’ interests.

Earnings Webcast and Presentation

Management hosted a webcast to discuss the Company’s financial results at 8:00 AM Eastern Time / 8:00 PM Singapore Time on Wednesday, April 30, 2025. Management also provided updates on its AI-Powered Genius Curriculum, Genius City model, Bitcoin Treasury strategy, current legal cases and guidance for 2025.

A recording of the webcast, along with supplemental information, can be accessed on the investor relations section of the Genius Group website.

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.8 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

For more information, please visit https://www.geniusgroup.ai/

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 30, 2025. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Non-IFRS Financial Measure

We have included Adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

We calculate Adjusted EBITDA as net profit / loss for the period plus income taxes and social contribution plus / minus finance revenue /expense result plus depreciation and amortization plus impairments plus revaluation adjustment of contingent liabilities plus share-based compensation expenses plus bad debt provision.

Contact

For enquiries, contact investor@geniusgroup.ai